Exhibit 99.1

Company announcement – No. 03 / 2020

Zealand Pharma advances pipeline and maintains strong cash position: full year results for 2019

Copenhagen, March 11, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a biotechnology company focused on the discovery and development of innovative peptide-based medicines, announced financial results for the 12-month period from January 1 to December 31, 2019.

In 2019, a number of significant milestones were achieved by Zealand Pharma, including the conclusion of the Phase 3 program for dasiglucagon to treat severe hypoglycemia; advancement throughout the pre-clinical and clinical pipelines; completion of Zealand’s first acquisition, Encycle Therapeutics; and founding of commercial and medical operations in the U.S.

Financial results for the full year 2019

•	Revenue of DKK 41.3 million / USD 6.2 million (2018: DKK 37.8 million / USD 5.8 million).
•	Net operating expenses of DKK 628.9 million / USD 94.2 million (2018: DKK 481.8 million / USD 73.9 million).
•	Operating result for the year of DKK -587.9 million / USD -88.1 million (2018: DKK 652.4 million / USD 100.1 million).
•	Cash including marketable securities amounted to DKK 1,380.5 million / USD 206.8 million at year-end (2018: DKK 1,159.2 million / USD 177.8 million).

Business highlights and updates for Q4 2019 and the period thereafter

•	Dasiglucagon HypoPal® rescue pen for severe hypoglycemia: Completion of Phase 3 program and on track to submit new drug application to U.S. FDA in Q1 2020
•	Dasiglucagon for the treatment of congenital hyperinsulinism: Second Phase 3 trial initiated
•	Dasiglucagon for the treatment of diabetes in dual-hormone pumps: FDA Breakthrough Device Designation for iLet™ bionic pancreas system, including bihormonal mode using insulin and dasiglucagon
•	Dasiglucagon for the treatment of post bariatric surgery hypoglycemia: patient enrollment completed for Phase 2a trial, results expected Q2 2020
•	Zealand’s peptide platform expanded with strategic acquisition of Encycle Therapeutics

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“2019 was a transformational year for Zealand Pharma. We successfully executed in accelerating our strategy to become a fully integrated biotech company, maintaining highly productive research and development while building our own commercial and medical operations. We also realized success in new and existing license partnerships with industry leaders, and completed Zealand’s first acquisition to expand our robust pipeline. All these milestones are proof of our commitment to address severe unmet needs of patients, by providing novel peptide therapeutics.”

“I am proud of our team, who continues to work hard and exhibit the collaborative and entrepreneurial Zealand spirit. 2020 will be another momentous year, completing the next key milestone in our transformation when our U.S. organization is expected to be fully operational by year end, while achieving further advancement throughout our pipeline.”

Financial guidance

In 2020, Zealand expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand does not guide on such revenue.

Net operating expenses in 2020 are expected to be within the range of DKK 790-810 million. The increase compared to 2019 is due to a rise in administrative expenses as Zealand prepares for the product launch and subsequent commercialization for the dasiglucagon HypoPal® Rescue Pen as well as the clinical development costs associated with Phase 3 programs for glepaglutide, dasiglucagon for congenital hyperinsulinism, and the dual hormone artificial pancreas.

Pipeline

Driven by an ambition to transform management of type 1 diabetes, Zealand is developing dasiglucagon: a fast-acting glucagon analog that is stable in solution. This molecule is being developed in multiple novel drug-device combinations: a rescue treatment for severe hypoglycemia in a ready-to-use auto-injector or a prefilled syringe, a multi-dose pen for mini dosing hypoglycemia, a chronic treatment with a continuous delivery pump for patients suffering from the rare disease congenital hyperinsulinism, and in an artificial pancreas in combination with insulin for type 1 diabetic patients.

Zealand is also developing glepaglutide, a long-acting GLP-2 analog delivered in a ready-to-use auto-injector to help short bowel syndrome (SBS) patients improve absorption of nutrients and electrolytes.

The pipeline includes two product candidates developed in collaboration with Boehringer Ingelheim for obesity and type 2 diabetes with once-weekly dosing: a GLP-1/GLU dual agonist and an amylin analog. In 2019, Zealand entered into an agreement with Alexion Pharmaceuticals to develop a complement C3 inhibitor to target complement-mediated diseases.

A number of pre-clinical programs sustain Zealand’s pipeline renewal. These candidates have potential for proprietary development or in partnership.

Zealand Pharma’s Annual Report 2019

This announcement is a summary and is qualified by, and should be read in conjunction with, Zealand’s Annual Report for 2019, published on March 12, 2020. A PDF version of the Annual Report will be available for download from Zealand’s website. A limited number of printed copies of the Annual Report 2019 will be available at the beginning of April, and a printed copy can be requested by contacting Zealand at investors@zealandpharma.com.

Conference call March 12, 2020, at 4:00 PM CET (11:00 AM EDT)

Zealand’s management will host a conference call on March 12, 2020 at 4:00 PM CET (11:00 AM EDT) to present the full-year results and the Annual Report for 2019. Presenting during the call will be President and Chief Executive Officer Emmanuel Dulac, Senior Vice President and Chief Financial Officer Matt Dallas, and Executive Vice President and Chief Medical Officer Adam Steensberg. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark, Copenhagen	+45 32 72 80 42
United Kingdom	+44 (0) 844 571 8892
United States	+1 631 510 7495
France, Paris	+33 (0) 176700794
Netherlands, Amsterdam	+31 (0) 207143545

Confirmation Code:	4386995

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/us9w9frz, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be available on the Investor section of Zealand’s website following the call.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

NOTE: Exchange rates used: 31 Dec 2019 = 6.6759 and 31 Dec 2018 = 6.5194

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.